Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 31, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA


08000557

SUPPL

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	A letter dated January 28, 2008 intimating about disclosures with respect to acquisition of 56,15,056 equity shares by M/s AAA Project Ventures Private Limited under Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as received from M/s AAA Project Ventures Private Limited

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited



Ramesh Shenoy
Company Secretary

Encl :

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 31, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir,

Sub : **Disclosures on acquisition of Equity Shares by AAA Project Ventures Private Limited**

We enclose herewith the following disclosure with respect to acquisition of 56,15,056 equity shares by M/s AAA Project Ventures Private Limited under Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as received from M/s AAA Project Ventures Private Limited:

1. Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 - **Annexure A**

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Energy Limited



Ramesh Shenoy
Company Secretary

Encl : a/a

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 31, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sir,

Sub : **Disclosures on acquisition of Equity Shares by AAA Project Ventures Private Limited**

We enclose herewith the following disclosure with respect to acquisition of 56,15,056 equity shares by M/s AAA Project Ventures Private Limited under Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as received from M/s AAA Project Ventures Private Limited:

1. Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 - **Annexure A**

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Energy Limited



Ramesh Shenoy
Company Secretary

Encl : a/a

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGE BY TARGET COMPANY, IN TERMS OF REGULATION 7(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATION, 1997

Name of the Target company	**Reliance Energy Limited**	
Date of reporting	31.01.2008	
Name of the stock exchanges where the shares of the target company are listed	National Stock Exchange of India Limited Bombay Stock Exchange Limited	
Details of the acquisition / ~~sale~~ received in terms of Reg. 7(1) and 7(1A)		
Names of the acquirers / ~~sellers~~ and PACs with them	AAA Project Ventures Private Limited, Shri Anil D Ambani, Smt. Tina A Ambani, Master Jaianmol A. Ambani (through father and natural guardian Shri Anil D Ambani), Master Jaianshul A. Ambani (through father and natural guardian Shri Anil D Ambani), Smt Kokila D Ambani, Reliance Innoventures Private Limited.	
Date of acquisition / ~~sale~~	May 14, 2007 to January 22, 2008	
Date of receipt of intimation of allotment by acquirer / ~~seller~~	24.01.2008	
Mode of acquisition (e.g. open market/public issue/rights issue/ preferential allotment/*inter se* transfer etc.)	By way of creeping acquisition under Regulation 11(1) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997	
Mode of sale (e.g. open market /MOU/off market etc.)	Not Applicable	
Particulars of acquisition/sale	Number	% w.r.t. total paid up capital of Target Company
(a) Shares/Voting rights (VR) of the acquirer/~~seller~~ before acquisition/sale	78,725,093	33.29
(b) Shares/voting rights acquired/~~sold~~	5,615,056	2.37
(c) Shares/VR of the acquirer/~~seller~~ after acquisition/~~sale~~	84,340,149	35.66
Paid up capital/total voting capital of the target company before the said acquisition	23,65,03,305 Equity Shares of Rs. 10 each	
Paid up capital/total voting capital of the target company after the said acquisition	23,65,03,305 Equity Shares of Rs. 10 each	

Note:
1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).

For Reliance Energy Limited



Ramesh Shenoy
Company Secretary

Place: Mumbai
Date: 31.01.2008

AAA Project Ventures Private Limited

Registered Office: 3rd Floor, Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055

January 24, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

National Stock Exchange of India Limited
Exchange Plaza, 5th Floor, Plot No. C/1,
G Block, Bandra Kurla Complex,
Bandra (East), Mumbai - 400 051

The Company Secretary
Reliance Energy Limited
3rd Floor, Reliance Energy Centre,
Santacruz (East), Mumbai - 400 055

Dear Sirs,

Sub : Disclosure in terms of Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

We enclose the captioned disclosure in the prescribed format as required in terms of Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For AAA PROJECT VENTURES PRIVATE LIMITED



AUTHORISED SIGNATORY

Encl: As above

Disclosure of details of acquisition to target company and stock exchanges where the shares of the target company are listed, in terms of Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.



Name of the Target Company	RELIANCE ENERGY LIMITED	
Name of the acquirer and PAC with the acquirer*	AAA Project Ventures Private Limited, Shri Anil D Ambani, Smt. Tina A Ambani, Master Jaianmol A Ambani (through father and natural guardian Shri Anil D Ambani), Master Jaianshul A Ambani (through father and natural guardian Shri Anil D Ambani), Smt. Kokila D Ambani, Reliance Innoventures Private Limited	
Details of the acquisition as follows	Number of shares	% w.r.t. total paid up capital of Target Company
a) Shares / Voting rights (VR) before acquisition/sale under consideration (% w.r.t. total paid up capital of Target Company as on 22nd January, 2008)	78725093	33.29
b) Shares/ voting rights acquired/sold	5615056	2.37
c) Shares / VR after acquisition/sale	84340149	35.66
Modes of acquisition (e.g. open market / public issue/ rights issue/ preferential allotment/ inter se transfer etc).	By way of creeping acquisition under regulation 11(1) of the takeover regulations from the open market	
Mode of sale (e.g. open market/MOU/off market etc.)	N.A.	
Date of acquisition/sale of shares/ VR ~~or date of receipt of intimation of allotment of shares~~, whichever is applicable	14th May, 2007 to 22nd January, 2008	
Paid up capital/ total voting capital of the target company before the said acquisition/sale	23,65,02,856 Shares of Rs. 10/- each	
Paid up capital/ total voting capital of the target company after the said acquisition/sale	23,65,02,856 Shares of Rs. 10/- each	

* Includes names of only those members of the Group as disclosed in terms of Regulation 3(1)(e)(i) of the SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, who actually hold shares in the Target Company.

FOR AAA PROJECT VENTURES PRIVATE LIMITED

AUTHORISED SIGNATORY

Date: 24.01.2008

Place: Mumbai

TRANSMISSION VERIFICATION REPORT

TIME : 24/01/2008 22:37
NAME : RELIANCE
FAX : 30327202
TEL : 30327841
SER.# : H7J498457

DATE,TIME	24/01 22:37
FAX NO./NAME	930099763
DURATION	00:00:35
PAGE(S)	02
RESULT	OK
MODE	STANDARD ECM

AAA Project Ventures Private Limited

Registered Office: 3rd Floor, Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055

January 24, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

National Stock Exchange of India Limited
Exchange Plaza, 5th Floor, Plot No. C/1,
G Block, Bandra Kurla Complex,
Bandra (East), Mumbai - 400 051

The Company Secretary
Reliance Energy Limited
3rd Floor, Reliance Energy Centre,
Santacruz (East), Mumbai – 400 055

Dear Sirs,

Sub : **Disclosure in terms of Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997**

We enclose the captioned disclosure in the prescribed format as required in terms of Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For AAA PROJECT VENTURES PRIVATE LIMITED



AUTHORISED SIGNATORY


BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
25 JAN 2008
CONTENTS NOT VERIFIED
SIGN.

Encl: As above

AAA Project Ventures Private Limited

Registered Office: 3rd Floor, Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055

January 24, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

National Stock Exchange of India Limited
Exchange Plaza, 5th Floor, Plot No. C/1,
G Block, Bandra Kurla Complex,
Bandra (East), Mumbai - 400 051

The Company Secretary
Reliance Energy Limited
3rd Floor, Reliance Energy Centre,
Santacruz (East), Mumbai - 400 055

Dear Sirs,

Sub : Disclosure in terms of Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

We enclose the captioned disclosure in the prescribed format as required in terms of Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Kindly acknowledge receipt.


NSEIL
25 JAN 2008
Contents not Verified

Thanking you,

Yours faithfully,
For AAA PROJECT VENTURES PRIVATE LIMITED



AUTHORISED SIGNATORY

Encl: As above

Disclosure of details of acquisition to target company and stock exchanges where the shares of the target company are listed, in terms of Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.



Name of the Target Company	RELIANCE ENERGY LIMITED	
Name of the acquirer and PAC with the acquirer*	AAA Project Ventures Private Limited, Shri Anil D Ambani, Smt. Tina A Ambani, Master Jaianmol A Ambani (through father and natural guardian Shri Anil D Ambani), Master Jaianshul A Ambani (through father and natural guardian Shri Anil D Ambani), Smt. Kokila D Ambani, Reliance Innoventures Private Limited	
Details of the acquisition as follows	Number of shares	% w.r.t. total paid up capital of Target Company
a) Shares / Voting rights (VR) before acquisition/sale under consideration (% w.r.t. total paid up capital of Target Company as on 22nd January, 2008)	78725093	33.29
b) Shares/ voting rights acquired/sold	5615056	2.37
c) Shares / VR after acquisition/sale	84340149	35.66
Modes of acquisition (e.g. open market / public issue/ rights issue/ preferential allotment/ inter se transfer etc).	By way of creeping acquisition under regulation 11(1) of the takeover regulations from the open market	
Mode of sale (e.g. open market/MOU/off market etc.)	N.A.	
Date of acquisition/~~sale~~ of shares/ VR ~~or date of receipt of intimation of allotment of shares~~, whichever is applicable	14th May, 2007 to 22nd January, 2008	
Paid up capital/ total voting capital of the target company before the said acquisition/sale	23,65,02,856 Shares of Rs. 10/- each	
Paid up capital/ total voting capital of the target company after the said acquisition/sale	23,65,02,856 Shares of Rs. 10/- each	

* Includes names of only those members of the Group as disclosed in terms of Regulation 3(1)(e)(i) of the SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, who actually hold shares in the Target Company.

FOR AAA PROJECT VENTURES PRIVATE LIMITED

AUTHORISED SIGNATORY

Date: 24.01.2008
Place: Mumbai

END